PRICING SUPPLEMENT DATED JANUARY 8, 2004                    File No. 333-109802
----------------------------------------                         Rule 424(b)(3)
(To Prospectus Supplement and Prospectus dated
November 26, 2003)
Pricing Supplement Number: 2352


                           Merrill Lynch & Co., Inc.

                  Merrill Lynch Extendible Monthly Securities

     The floating rate notes described in this pricing supplement, which we refer to as Merrill Lynch Extendible Monthly Securities (the "Notes"), will be issued as a series of Merrill Lynch & Co., Inc.'s (the "Company") Medium-Term Notes, Series C, Due Nine Months or More from Date of Issue. The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

     During the notice period relating to each election date, you may elect to extend the maturity of all or any portion of the principal amount of your Notes so that the maturity of your Notes will be extended to the date occurring 366 calendar days from and including the 4th day of the next succeeding month following such election date. However, if that 366th calendar day is not a Business Day, the maturity of your Notes will be extended to the immediately preceding Business Day. The election dates will be the 4th calendar day of each month from February 2004 to January 2008 inclusive, whether or not any such day is a Business Day.

     You may elect to extend the maturity of all of your Notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth scheduled Business Day prior to the election date and end on the election date; however, if that election date is not a Business Day, the notice period will be extended to the following Business Day. Your notice of election must be delivered to the Trustee for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business, New York City time, on the last Business Day in the notice period relating to the applicable election date. Upon delivery to the Trustee of a notice of election to extend the maturity of the Notes or any portion thereof during any notice period, that election will be revocable during each day of such notice period until 12:00 noon, New York City time, on the last Business Day in the notice period relating to the applicable election date, at which time such notice will become irrevocable.

     If, with respect to any election date, you do not make an election to extend the maturity of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the Initial Stated Maturity Date, or any later date to which the maturity of your Notes has previously been extended. The principal amount of the Notes for which such election is not exercised will be represented by a note issued on the last Business Day of the applicable notice period. The note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

     The Notes will bear interest from the Original Issue Date until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the Spread applicable for the relevant Interest Reset Date. We describe how floating rates are determined and calculated in the section called "Interest-Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

     The Notes will be issued in registered global form and will remain on deposit with the Depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the Depositary. To ensure that the Depositary will receive timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business, New York City time, on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the Depositary of your election to extend the maturity of your Notes in accordance with the then applicable operating procedures of the Depositary.

     The Depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary. If the election date is not a Business Day, notice of your election to extend the maturity date of your Notes must be delivered to the Depositary by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

     The Notes will initially be limited to $3,000,000,000 in aggregate principal amount. We may create and issue additional floating rate notes with the same terms as the Notes so that such additional floating rate notes will be combined with this initial issuance of Notes.

     CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

Original Issue Date:                 January 14, 2004

Initial Stated Maturity Date:        February 4, 2005, or if such day is not a
                                     Business Day, the immediately preceding
                                     Business Day.

Final Stated Maturity Date:          February 3, 2009, or if such day is not a
                                     Business Day, the immediately preceding
                                     Business Day.

Aggregate Principal Amount:          $3,000,000,000

Interest Calculation:                |X| Regular Floating Rate
                                     |_| Inverse Floating Rate
                                     |_| Floating Rate/Fixed Interest Rate
                                     |_| Fixed Interest Rate

Day Count Convention:                |X| Actual/360
                                     |_| 30/360
                                     |_| Actual/Actual

Interest Rate Basis:                 |X| LIBOR                          |_| Commercial Paper Rate
                                     |_| CMT Rate                       |_| Eleventh District Cost of Funds Rate
                                     |_| Prime Rate                     |_| CD Rate
                                     |_| Federal Funds Rate             |_| Other (See Attached)
                                     |_| Treasury Rate
                                     Designated CMT Page:               Designated LIBOR Page:
                                       CMT Moneyline Telerate Page:        LIBOR Moneyline Telerate Page: 3750
                                                                           LIBOR Reuters Page:

Spread: The table below indicates the applicable Spread for the Interest Reset Dates occurring during each of the indicated periods.

                                     For Interest Reset Dates occurring:                  Spread:
                                     -----------------------------------                  -------
                                     From the Original Issue Date
                                     to and including January 2005                        Plus .00%

                                     From and including February 2005 to
                                     and including January 2006                           Plus .03%

                                     From and including February 2006 to
                                     and including January 2007                           Plus .06%

                                     From and including February 2007 to
                                     and including January 2009                           Plus .08%

Spread Multiplier:                   N/A

Index Maturity:                      One Month

LIBOR Currency:                      U.S. Dollars

LIBOR Currency:                      N/A

Minimum Interest Rate:               N/A

Interest Payment Period:             Monthly. See also "Interest Payment Dates."

Interest Payment Dates:              The 4th day of each month, commencing
                                     February 4, 2004. The final interest
                                     payment date for any Notes maturing prior to the Final Stated Maturity Date will be the relevant maturity date, and interest for the final interest payment period will accrue from and including the interest payment date in the month immediately preceding such relevant maturity date to but excluding the maturity date.

Initial Interest Rate:               Calculated as if the Original Issue Date
                                     was an Interest Reset Date.

Initial Interest Reset Date:         February 4, 2004.

Interest Reset Dates:                The 4th day of each month, commencing
                                     February 4, 2004.

Interest Reset Periods:              The first interest reset period will be
                                     the period from and including February 4, 2004 to but excluding the immediately succeeding Interest Reset Date.
                                     Thereafter, the interest reset periods
                                     will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset
                                     Date; provided that the final interest
                                     reset period for any Notes maturing prior to the Final Stated Maturity Date will be the period from and including the Interest Reset Date in the month immediately preceding the relevant maturity date of such Notes to the relevant maturity date.

Interest Determination Dates:        Two London Banking Days prior to the
                                     Interest Reset Dates.

Election Dates and Notice Periods:   The election date shall be the 4th
                                     calendar day of each month from February
                                     2004 to January 2008 inclusive, whether
                                     or not such day is a Business Day. The
                                     notice period for each election date will begin on the fifth scheduled Business Day prior to but not including the election date and end on the election date;
                                     however, if that election date is not a
                                     Business Day, the notice period will be
                                     extended to the following Business Day.

Form:                                The Notes are being issued in fully
                                     registered book-entry form.

Repayment at the Option
of the Holder:                       The Notes cannot be repaid prior to the
                                     relevant maturity date.

Redemption at the Option of the
Company: The Notes cannot be redeemed prior to the relevant maturity date.

Original Issue Discount:             N/A

Amortization Schedule:               N/A

Calculation Agent:                   Merrill Lynch, Pierce, Fenner & Smith
                                     Incorporated

Trustee:                             JPMorgan Chase Bank

CUSIP No.:                           590188 V6 2. New CUSIP numbers will be
                                     assigned to Notes maturing prior to the
                                     Final Stated Maturity Date.

Pricing Supplement Dated:            January 8, 2004

Plan of Distribution:                The Notes are being purchased by Merrill
                                     Lynch, Pierce, Fenner & Smith
                                     Incorporated ("MLPF&S"), ABN AMRO
                                     Incorporated and HSBC Securities (USA)
                                     Inc. (collectively, the "Underwriters"), as principal, pursuant to an agreement, dated January 8, 2004 (the "Agreement"), between the Company and the Underwriters, in the respective amounts set forth below at 100% of their aggregate principal amount less an underwriting discount equal to .25% of the principal amount of the Notes. MLPF&S is acting as the Lead
                                     Underwriter.

                                                                                          Principal Amount
                                                                                          ----------------
                                                 Underwriter                                  of the Notes
                                                 -----------                                  ------------
                                     Merrill Lynch, Pierce, Fenner & Smith
                                                 Incorporated                               $2,970,000,000
                                     ABN AMRO Incorporated                                     $15,000,000
                                     HSBC Securities (USA) Inc.                                $15,000,000
                                                                                            --------------
                                                      Total                                 $3,000,000,000

                                     Pursuant to the Agreement, the
                                     obligations of the Underwriters are
                                     subject to certain conditions and the
                                     Underwriters are committed to pay for all the Notes, if any are taken.

                                     The Underwriters have advised the Company that they propose initially to offer all or part of the Notes directly to the public at principal amount listed above. After the initial public offering, the principal amount may be changed.

                                     The Company has agreed to indemnify the
                                     Underwriters against and to contribute
                                     toward certain liabilities, including
                                     liability under the Securities Act of
                                     1933, as amended.

United States Federal Taxation:

     The following discussion is based on the opinion of Sidley Austin Brown & Wood LLP, tax counsel to the Company ("Tax Counsel").

     An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the "OID Regulations").

     Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the "Modification Regulations"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to a five-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the Notes from an initial amount equal to 0 to an amount equal to .08%, under these rules, as of the Original Issue Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Stated Maturity Date in accordance with the procedures described above. Accordingly, under these rules, the Final Stated Maturity Date should be treated as the maturity date of the Notes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations").

     Under the treatment described above, the Notes will be treated as having been issued with de minimis original issue discount. Therefore, the Notes will not constitute Discount Notes.

     Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then you would be required to recognize any gain inherent in the Notes at such time upon the exercise of such election. However, because the Notes bear a variable interest rate that is reset monthly, the Company expects that the amount of any gain recognized with respect to the Notes should not be significant (but the amount of any such gain will depend upon all of the facts and circumstances present at the time of the recognition event). Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. However, because the Notes bear a variable interest rate that is reset monthly, the Company expects that (i) the accrual of income at the comparable yield should not significantly alter the timing of income inclusion and (ii) the amount of any gain recognized with respect to the Notes should not be significant (but the amount of any such gain will depend upon all of the facts and circumstances present at the time of the recognition event). The foregoing is a summary of certain of the material U.S. federal income tax considerations applicable to an investment in the

Notes and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisor regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

     Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section called "United States Federal Income Taxation" in the accompanying Prospectus Supplement.